SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from                      to
Commission file number 1-16427
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity National Information Services, Inc 401(k) Profit Sharing Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
Year ended December 31, 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc. Group Plans Committee:
We have audited the accompanying statement of net assets available for benefits of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the FIS Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As further described in Note 8, the FIS Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006.
/S/ KPMG LLP
June 26, 2007
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statement of Net Assets Available for Benefits
December 31, 2006

Assets:
Investments, at fair value:
Employer common stocks	$62,467,677
Common stocks	55,941,383
Common/collective trust funds	140,550,515
Corporate bond funds	24,322,537
Mutual funds	142,561,976
Other cash equivalents	2,474,895
Participant loans	12,650,778

Total investments	440,969,761

Receivables:
Due from broker for securities sold	10,069
Accrued interest	5,552

Total receivables	15,621

Total assets	440,985,382

Liabilities:
Refund of excess contributions payable	709,307
Due to broker for securities purchased	1,336,581

Total liabilities	2,045,888

Net assets available for benefits, at fair value	438,939,494

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	1,011,964

Net assets available for benefits	$439,951,458

See accompanying notes to the financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions:
Investment income:
Net appreciation in value of investments	$43,338,931
Interest	698,072
Dividends	2,293,814

Total investment income	46,330,817

Contributions:
Participant	36,620,313
Employer	13,289,145
Rollovers from qualified plans	2,523,990

Total contributions	52,433,448

Transfer in of net assets:
From Fidelity National Financial Inc. Group 401(k) Profit Sharing Plan	366,543,657
From merged plan	1,030,538

Transfer in of net assets	367,574,195

Total additions	466,338,460

Deductions:
Benefits paid to participants	26,283,407
Administrative expenses	103,595

Total deductions	26,387,002

Net increase	439,951,458
Net assets available for benefits:
Beginning of year	—

End of year	$439,951,458

See accompanying notes to the financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
Year ended December 31, 2006
(1)	Description of the Plan
The following description of the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS Plan”) provides only general information. Participants should refer to the FIS Plan agreement for more complete information of the FIS Plan’s provisions.
(a)	General

Effective January 1, 2006, Fidelity National Information Services, Inc. (“FIS” or the “Company” or the “Plan Sponsor”), formerly a majority-owned subsidiary of Fidelity National Financial, Inc. (“Old FNF”), formed a defined contribution benefit plan. The account balances relating to employees of FIS that were held in the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “FNF Plan”) were transferred into the FIS Plan, which approximated $366.5 million. The FIS Plan is a defined contribution plan covering all employees of FIS, who have attained age 18 and have completed 90 days of service, worked a minimum of 20 hours per week and elect to participate in the FIS Plan. Temporary and leased employees are not eligible to participate in the FIS Plan. The FIS plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 24, 2006, Old FNF distributed to its shareholders all of its shares of the common stock of Fidelity National Title Group, Inc. (“FNT”), making FNT a stand alone publicly traded company. This resulted in a distribution of FNT common stock to the FIS Plan participants who held shares of Old FNF and a reduction in the value of Old FNF shares equal to the value of the distribution of FNT common stock. On November 9, 2006, Old FNF was merged with and into FIS, which was then a majority-owned subsidiary of Old FNF, after which FNT’s name was changed to Fidelity National Financial, Inc. (“New FNF”). This resulted in a distribution of FIS common stock to the FIS Plan participants who held shares of Old FNF, the elimination of shares of Old FNF common stock held by FIS Plan participants, and the renaming of investments in common stock held by the FIS Plan participants. The FIS Plan is now sponsored by the Company for the benefit of its employees as noted above.

(b)	Plan Mergers

On November 30, 2006, the Company approved the Homebuilders Gevity 401(k) Plan (the “Gevity Plan”) to be merged into the FIS Plan. Effective November 30, 2006, the Gevity Plan was merged into the FIS Plan. The accompanying 2006 statement of changes in net assets available for benefits reflects the transfer in of net assets of the merged plan in the amount of $1,030,538.

(c)	Contributions

During 2006, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the FIS Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2006, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. Discretionary employer contributions may be made at the option of the Company’s board of directors.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Year ended December 31, 2006
The required Company match for 2006 of $13,289,145 was funded throughout the year. No discretionary employer contributions were made during the year ended December 31, 2006. All employer contributions are participant-directed. Contributions are subject to certain limitations.
(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%
(f)	Forfeitures

Upon termination of employment, the non-vested portion of a participant’s interest in the FIS Plan attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former FIS Plan participants, pay administrative expenses of the FIS Plan, if not paid by the Company, or reduce future Company matching contributions. As of December 31, 2006, there was $318,408 of unused forfeitures. During 2006, no forfeitures were used to reduce Company contributions to the FIS Plan.

(g)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant. Interest rates range from 4.25% to 10.00% on loans outstanding as of December 31, 2006.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Year ended December 31, 2006
(h)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: Retirement at the FIS Plan’s normal retirement age (65), when you become age 59 1/2, disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

(i)	Administration

During 2006, the trustee of the FIS Plan was Wells Fargo Bank, NA (“Wells Fargo”). Wells Fargo also performs participant record keeping and other administrative duties for the FIS Plan. The Fidelity National Information Services, Inc. Group Plans Committee oversees the FIS Plan’s operations.

(j)	Administrative Expenses

Administrative expenses of the FIS Plan that are not paid by the FIS Plan Sponsor are paid by the FIS Plan.

(k)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. At December 31, 2006, the investment options consist of one common stock fund, four common/collective trust funds, two corporate bond funds, and seven mutual funds. Investments in the Company’s common stock fund include an investment in a money market fund for liquidity purposes. The balances for participants who previously invested in shares of New FNF common stock under the FNF Plan were transferred into a frozen New FNF Stock Fund. The fund appreciates and depreciates with the value of the New FNF common stock, but participants can no longer make contributions into the New FNF Stock Fund.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the FIS Plan are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the FIS Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The FIS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Year ended December 31, 2006
securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(d)	Concentration of Investments

Included in the FIS Plan’s net assets available for benefits at December 31, 2006 are investments in Employer common stock (1,558,186 shares) amounting to $62,467,677 whose value represents approximately 14.2% of the FIS Plan’s net assets.

(e)	Investment Valuation and Income Recognition

The FIS Plan’s investments, except the Wells Fargo Stable Return Fund, are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the FIS Plan at year-end. The common/collective trust fund investments and the corporate bond fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the FIS Plan’s year-end. The common stock of FIS and FNF are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value as of the FIS Plan’s year-end.

The Wells Fargo Stable Return Fund is a common/collective trust fund that invests in guaranteed investment contracts and synthetic investment contracts and is valued as determined by Wells Fargo.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments
Investments that represent 5% or more of the FIS Plan’s net assets, at fair value, as of December 31, 2006 are as follows:

Wells Fargo Stable Return Fund N	$71,271,171
Fidelity National Information Services, Inc. common stock	62,467,677
Fidelity National Financial, Inc. common stock	55,941,383
Wells Fargo S&P 500 Index Fund N	45,529,274
Oakmark Equity and Income Fund Class One	35,756,132
Julius Baer International Equity Fund Institutional Shares	31,085,982
Van Kampen Comstock Fund Class A	28,111,530
American Growth Fund of America Class R4	23,105,973
All other investments less than 5%	87,700,639

$440,969,761

As stated in Notes 2(e) and 8, the Wells Fargo Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31,

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Year ended December 31, 2006
2006 was $71,271,171. The contract value of the fund as of December 31 2006, which is a component of net assets available for benefits, totaled $72,283,135. During 2006, this fund yielded approximately 4.37%.
During 2006, the FIS Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

Employer common stock	$(676,139)
Common stock	25,157,662
Mutual funds	11,168,395
Common/collective trust funds	6,677,049

Net appreciation in fair value of investments	42,326,967

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	1,011,964

Net appreciation in value of investments	$43,338,931

(4)	Related-Party Transactions
Certain FIS Plan investments are shares of common/collective trust funds and mutual funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the FIS Plan, and therefore, these transactions qualify as party-in-interest transactions. Transactions involving shares of the common stock of the Company, and FNF are also parties-in-interest transactions.
(5)	Excess Contributions Payable
The FIS Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements, the Company refunded $709,307 to participants subsequent to December 31, 2006. Such amounts have been reflected as excess contributions payable in the accompanying Statement of Net Assets Available for Benefits.
(6)	Income Tax Status
The FIS Plan is a defined contribution plan that is intended to be qualified under section 401(a) of the Internal Revenue Code (the “Code”). Once qualified, the FIS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The FIS Plan submitted an application with the Internal Revenue Service on March 15, 2007.
(7)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the FIS Plan to discontinue its contributions at any time and to terminate the FIS Plan subject to the provisions of ERISA. In the event of FIS Plan termination, participants will become 100% vested in their employer contributions.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Year ended December 31, 2006
(8)	New Accounting Pronouncements
As of December 31, 2006, the FIS Plan adopted Financial Accounting Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“SOP 94-4-1”). SOP 94-4-1 requires the Statement of Net Assets Available for Benefits present the fair value of the Certegy Plan’s investments as well as an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
(9)	Subsequent Events
On March 1, 2007, the Certegy 401(k) Profit Sharing Plan (the “Certegy Plan”) merged into the FIS Plan. This resulted in a transfer of approximately $91.6 million in plan assets from the Certegy Plan to the FIS Plan.
(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$439,951,458
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,011,964)

Net assets available for benefits per the Form 5500	$438,939,494

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$46,330,817
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,011,964)

Total investment income per the Form 5500	$45,318,853

SUPPLEMENTAL SCHEDULE

FIDELITY NATIONAL INFORMATION SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, number of shares,		Current
	lessor or similar party	collateral, par or maturity value	Cost	value
	Employer common stocks:
(1)	Fidelity National Information Services, Inc.	Common stock, 1,558,186 shares	(2)	$62,467,677

	Common stocks:
	Fidelity National Financial, Inc.	Common stock, 2,342,604 shares	(2)	55,941,383

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N, 1,822,495 shares	(2)	71,271,171
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 742,244 shares	(2)	45,529,274
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 1,090,983 shares	(2)	17,968,482
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 387,766 shares	(2)	5,781,588

	Corporate bond funds:
	Vanguard Investments	Vanguard Intermediate Term Bond Index Fund, 228,231 shares	(2)	2,349,181
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund, 1,744,326 shares	(2)	21,973,356

	Mutual funds:
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 249,665 shares	(2)	6,135,419
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 1,381,613 shares	(2)	35,756,132
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 1,460,339 shares	(2)	28,111,530
	American Funds	American Growth Fund of America Class R4, 707,470 shares	(2)	23,105,973
	RS Investments	Robertson Stephens Value Fund Class A, 230,347 shares	(2)	6,318,410
	ABN Amro	Aston Veredus Aggressive Growth Fund Class N, 687,701 shares	(2)	12,048,530
	The Julius Baer Group	Julius Baer International Equity Fund Institutional Shares, 652,644 shares	(2)	31,085,982

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-term Investment Fund G, 2,474,895 shares	(2)	2,474,895

	Participant loans	Varying maturities and interest rates from 4.25% to 10.00% for 2006. A total of 2,593 loans are outstanding.		12,650,778

				$440,969,761

(1)	Represents a party-in-interest.

(2)	Cost information has not been included because investments are participant directed.

See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Date: June 28, 2007	/s/ KELLY FEESE
KELLY FEESE
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG LLP